


SECU... 14046249 ...SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-38158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/13____ AND ENDING ____12/31/13____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Institutional Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 Oak Lawn Ave., Suite 400
                                        (No. and Street)

Dallas   Texas   75219
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                      (Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Scott Hayes_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __Institutional Securities Corporation_____, as of __December 31_____, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

ANDREYA S. WEADON
Notary Public, State of Texas
My Commission Expires
June 22, 2016

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Institutional Securities Corporation

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2013

INSTITUTIONAL SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2013

INSTITUTIONAL SECURITIES CORPORATION

CONTENTS



ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Institutional Securities Corporation

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Institutional Securities Corporation as of December 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Institutional Securities Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway   972.387.4300
Suite 300   800.834.8586
Dallas, TX 75231-6464   972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
          The International Accounting Group
          World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co.

CF & Co., L.L.P.

Dallas, Texas
February 11, 2014

INSTITUTIONAL SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	$ 256,083
Receivable from brokers-dealers and clearing organizations	404,226
Other receivables	35,149
Securities owned	62,792
Prepaid expenses and advances	59,091
	$ 817,341

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 16,714
Commissions payable	283,015
Federal income tax payable	1,540
	301,269
Stockholder's equity:	
Common stock, 10,000 shares authorized with $.10 par value, 10,000 shares issued and outstanding	1,000
Additional paid in capital	236,709
Retained earnings	278,363
Total stockholder's equity	516,072
	$ 817,341

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Income
For the Year Ended December 31, 2013

Revenues	
Commissions	$ 4,682,031
Advisory fees	1,086,144
Interest income	39,600
Other income	23,381
Unrealized gain on securities	4,443
	5,835,599
Expenses	
Commissions and clearance	5,194,531
Regulatory fees and expenses	207,177
Other expenses	819,607
	6,221,315
Income (loss) before income taxes	(385,714)
Federal income taxes expense	153
Net (Loss) Income	$ (385,869)

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance at December 31, 2012	10,000	$ 1,000	$ 236,709	$ 664,232	$ 901,941
Net (loss) income				(385,869)	(385,869)
Balance at December 31, 2013	10,000	$ 1,000	$ 236,709	$ 278,363	$ 516,072

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2013

Balance, at December 31, 2012	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2013	$	-0-

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities

Net (loss) income	$ (385,869)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in current assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	49,553
Decrease in other receivables	478,047
Decrease in certificates of deposit	18,939
Increase in securities owned	(23,057)
Decrease in prepaid expenses and advances	34,701
Decrease in accounts payable and accrued expenses	(14,799)
Decrease in commissions payable	(332,483)
Net cash provided (used) by operating activities	(174,968)

Cash flows from investing activities

Net cash provided (used) by investing activities	-0-

Cash flows from financing activities

Net cash provided (used) by financing activities	-0-
Net decrease in cash and cash equivalents	(174,968)
Cash and cash equivalents at beginning of year	431,051
Cash and cash equivalents at end of year	$ 256,083

Supplemental Schedule of Cash Flow Information

Cash paid during the year for:

Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Institutional Securities Corporation (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation that is a wholly-owned subsidiary of ISC Group, Inc. ("Parent"). Substantially all the Company's business is conducted with customers in Texas.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Securities are carried at fair value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company has certificates of deposit with a financial institution with original maturities of twenty-four months. These investments are stated at cost, as it is the intent of the Company to hold these securities until maturity.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of approximately 301,269 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .76 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification ("ASC") 740. Any resulting provision or benefit for income taxes is paid to or collected from the Parent.

At December 31, 2013, the Company has net operating losses of approximately $385,714 which have been carried forward to offset against future taxable income. This net operating loss carryforward will expire as follows:

Year Ending December 31,	
2033	$ 385,714
	$ 385,714

The tax benefit from the net operating loss carryforward of $131,140 has not been reported in these financial statements because the Company believes it is likely that the carryforward will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

The following reflects the changes in the tax benefit:

	Deferred Tax Asset December 31, 2012	Current Period Changes	Deferred Tax Asset December 31, 2013
Federal	$ -0-	$ 131,140	$ 131,140
Valuation allowance	-0-	(131,140)	(131,140)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Note 4 - Income Taxes, continued

Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 5 - Related Party Transactions

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Parent has agreed to furnish management services, office space, and various general and administrative expenses to the Company. Amounts incurred under this agreement for the year ended December 31, 2013 totaled $1,589,821 and are reflected in commission and clearance and other expenses.

Note 6 - Concentration Risk

At various times throughout the year, the Company had cash balances in excess of federally insured limits.

Note 7 - Fair Value Measurements

In determining fair value, the Company uses various methods including market, income, and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Note 7 -   Fair Value Measurements, continued

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2013, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of securities owned is deemed to be Level 1 investments. There were no transfers into or out of the Level 1, 2, or 3 categories in the fair value hierarchy for the year ended December 31, 2013.

Note 8 -   Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2013, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. Also included in the Company's agreement with its clearing broker-dealer is a clause in which the Company represents that it shall maintain at all times a minimum of $250,000 in regulatory net capital. The clause requires the Company to do certain things and cease introducing any business in alternative investment products through its clearing firm in the event the Company's capital falls below $250,000.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

For the Year Ended

December 31, 2013

INSTITUTIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 516,072
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		516,072
Deductions and/or charges		
Non-allowable assets:		
Concession receivable in excess of the payable	$ 16,988	
Other receivables	35,149	
Prepaid expenses and advances	59,091	
Excess blanket bond deduction	5,000	(116,228)
Net capital before haircuts on securities positions		399,844
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		
Other securities	$ 2,808	(2,808)
Net capital		$ 397,036

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 16,714
Commissions payable	283,015
Federal income taxes payable	1,540
Total aggregate indebtedness	$ 301,269

INSTITUTIONAL SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 20,085
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 297,036
Excess net capital at 1000%	$ 366,909
Ratio: Aggregate indebtedness to net capital	.76 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

INSTITUTIONAL SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2013



INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Institutional Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of Institutional Securities Corporation (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

www.cfllp.com

8750 N. Central Expressway   972.387.4300
Suite 300   800.834.8586   Member
Dallas, TX 75231-6464   972.960.2810 fax

CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

$C F \nmid C o. \mathcal{L} \mathcal{L} \mathcal{P}$

CF & Co., L.L.P.

Dallas, Texas
February 11, 2014



Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2013



ACCOUNTANTS
CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL
ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Institutional Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Institutional Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Institutional Securities Corporation's compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Institutional Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., 222.

CF & Co., L.L.P.

Dallas, Texas
February 11, 2014

www.cfllp.com

8750 N. Central Expressway   972.387.4300
Suite 300   800.834.8586   Member:
Dallas, TX 75231-6464   972.960.2810 fax

CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

038158 FINRA DEC
Institutional Securities Corp   16*16
3500 Oak Lawn Ave, Ste. 400
Dallas TX 75219-4343

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Don Sterling (214) 692-7009

2. A. General Assessment (item 2e from page 2) $ 7936

   B. Less payment made with SIPC-6 filed (exclude interest)   (2547)
   7/31/13
   _____ Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   5389

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 5389

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 5389

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Institutional Securities Corp
_____
(Name of Corporation, Partnership or other organization)
_____
(Authorized Signature)

Dated the 30 day of January, 20 14.

Scott A. Hayes, President
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: _____

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2013
and ending December 31, 2013

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5835599

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

   (2) Net loss from principal transactions in securities in trading accounts.   _____

   (3) Net loss from principal transactions in commodities in trading accounts.   _____

   (4) Interest and dividend expense deducted in determining item 2a.   _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

   (7) Net loss from securities in investment accounts.   _____

        Total additions   _____

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   2444435

   (2) Revenues from commodity transactions.   _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   174367

   (4) Reimbursements for postage in connection with proxy solicitation.   _____

   (5) Net gain from securities in investment accounts.   4443

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   2142

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   33998

        _____
        (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1948

        Enter the greater of line (i) or (ii)   1948

        Total deductions   2661333

2d. SIPC Net Operating Revenues $ 3174266

2e. General Assessment @ .0025 $ 7936
                                                                                                   (to page 1, line 2.A.)

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